Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405 552 8183 jeremy.humphers@dvn.com

February 26, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Devon Energy Corporation

Re:	Devon Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-32318

Dear Mr. Horowitz:

This letter responds to the staff’s comment letter dated February 7, 2014, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2012, filed February 21, 2013 (File No. 001-32318). This letter is meant to supplement the responses that Devon provided in its February 14, 2014 letter to the staff. Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

SEC Comment

1.	Your response to comment 5 in our letter dated January 17, 2014 states that certain general and administrative costs which are required to operate your upstream oil and gas business are not included in the calculation of the limitation on capitalized costs as these are not well-level expenditures, but have been included as future costs in calculating the standardized measure of discounted future net cash flows. Your response refers to the definition of the term “production costs” per Rule 4-10(a)(20) of Regulation S-X. Please tell us whether these types of general and administrative costs are considered to be operating costs of support equipment and facilities or other costs of operating and maintaining wells and related equipment and facilities.

Response

In our February 14, 2014 response to this comment, we identified and described “production support” costs that we include in our results of operations and standardized measure but exclude in our ceiling limitation computation. We would like to provide additional qualitative and quantitative information with regards to these costs.

Ethan Horowitz

United States Securities and Exchange Commission

February 26, 2014

As previously described, these costs largely consist of labor, materials and supplies for oil and gas production monitoring and support activities, including information technology, transaction accounting, supply chain and certain other administrative support functions. In fact, roughly 80% of the production support costs included in our results of operations and standardized measure are comprised of information technology, transaction accounting, supply chain and other administrative support costs. We have historically allocated these costs to our results of operations and standardized measure based on a proportionate share of departmental employee costs. Based on their nature, none of these costs meet the definition of production costs in Rule 4-10(a)(20). Furthermore, because these costs are not production or well-level costs, they should not be included in our ceiling limitation computation, which is consistent with our accounting treatment. Based on informal surveys, we believe our accounting treatment of these costs is consistent with that of other full cost companies.

The remaining 20% of the production support costs that we include in our results of operations and standardized measure but exclude from our ceiling limitation computation are comprised of employee costs for oil and gas production supervision activities. In many respects, these costs are the residual general and administrative costs in our upstream oil and gas cost centers after charging production costs to wells (i.e., recognizing production costs as lease operating expenses) and capitalizing costs pursuant to the full cost method of accounting. We believe our distinction of which non-capitalized employee compensation costs we recognize as production costs (i.e., lease operating expenses) and, therefore, included in our ceiling test computation, or recognize as general and administrative expenses is key to the staff’s understanding of the appropriateness of our ceiling test computation.

Importantly, Devon’s accounting treatment for this type of cost determination is based on the terms of the governing contracts—the joint operating agreements (“JOAs”). We record as production costs those operating costs that can be charged to the wells under the JOAs. Based on informal surveys, we believe this accounting treatment is consistent with other peer companies. Specific to this accounting distinction, JOAs allow employee compensation costs of staff and first-level supervision to be charged to the wells as production costs (or capital). Additionally, if higher levels of supervision work on a specific well and charge time to that well, then the associated costs can be charged to the well as production costs (or capital).

For Devon, a foreman is the first-level of supervision over upstream oil and gas field staff (see Table 1 below). Therefore, 100% of compensation costs for Devon’s oil and gas field staff and foremen are charged to wells under the JOAs and are, therefore, considered production costs (or capital). Devon’s superintendents are typically the next level of supervision above foremen and managers typically supervise superintendents. Generally, compensation costs for Devon’s superintendents and managers are recognized as general and administrative costs. If superintendents and managers charge time to wells, the associated compensation costs are recognized as production costs (or capital). Vice presidents rarely, if ever, charge time to wells. Therefore, the superintendent level is primarily the level at which Devon determines employee compensation costs as either production or general and administrative costs.

Table 1.

People Hierarchy	Asset Hierarchy Assignment	Ratio of People to Wells
Executive VP	Global E&P	n/m
Senior VP	Division	n/m
Vice President	Business Unit	n/m
Manager	Business Unit / Region	1:240
Superintendent	Region	1:400
Foreman	Field Group / Field	1:60
Staff	Wells	n/m

n/m – not meaningful or relevant

Ethan Horowitz

United States Securities and Exchange Commission

February 26, 2014

Superintendents generally work in field locations, while managers and higher levels of supervision typically work in corporate office locations. For Devon, managers may be assigned to an entire business unit, or to a region, depending on the business unit/region size, activity level, etc. An example of a business unit is “North Texas,” while an example of a region is “Barnett Shale North.” In most cases, Devon assigns superintendents to a region.

Additionally, superintendents oversee a specific function or a range of functions, depending on factors such as asset size, asset life-cycle stage, individual experience, leadership abilities, etc. In certain regions, Devon’s superintendents oversee only production operations. In other regions, superintendents oversee both completion and production operations because completion activities have a highly correlated impact on production levels. In certain limited regions, superintendents oversee drilling, completion and production operations. If superintendents oversee more than just production operations, a portion of their cost is capitalized pursuant to full cost accounting rules. These capitalized costs are included as development costs in our ceiling limitation computation. In summary, Devon’s superintendents oversee operations in a large geographic area that frequently involve oversight of more than just production operations. Devon’s superintendents supervise foremen and staff in field offices as well as monitor production for the large groups of properties in their region. Currently, Devon has about 400 wells for every 1 superintendent. We believe this ratio and the nature of the superintendents’ job responsibilities provide further evidence to support our conclusion that superintendent compensation costs should not be considered production costs as defined in Rule 4-10(a)(20). As previously mentioned, to the extent superintendents work on a specific well or property, their compensation costs are charged to that individual property and are reported as production costs.

Of the production support costs that we include in our results of operations, superintendent compensation costs represent roughly 5% of the total general and administrative expense amount. In our standardized measure, these same costs represent less than 1% of the future production costs included in our standardized measure.

In conclusion, we believe the accounting treatment in our full cost ceiling limitation of the administrative and supervisory production support costs described above is appropriate.

However, after further analysis and consideration of production cost definitions, the relevant disclosure rules and the disclosures made by peer companies, we have decided not to include these production support costs in our results of operations and standardized measure supplemental disclosures. Because this change to our supplemental disclosures has no impact to our previously report financial condition, results of operations or cash flows, we intend to make this change in our future filings. We will disclose the nature and reason for the disclosure change, including the effect of the change on our previously reported results of operations and standardized measure.

SEC Comment

2.	In connection with your response to the preceding comment, please tell us if any general and administrative costs related to oil and gas production are deducted in calculating the limitation on capitalized costs and describe the process through which you determine whether these costs are property-level expenditures. In addition, your response should explain whether these types of costs are deemed to be essential to operating and maintaining your wells and related equipment and facilities. As part of your response, please also describe the types of costs which are deemed to be well-level expenditures.

Response

We have no supplemental information to add to the response in our February 14, 2014 letter.

Ethan Horowitz

United States Securities and Exchange Commission

February 26, 2014

SEC Comment

3.	Your response to comment 5 in our letter dated January 17, 2014 references FASB ASC 932-235-50-26, which requires the disclosure of results of operations for oil- and gas-producing activities and indicates that “some expenses incurred at an entity’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities and should be reported as such.” The first sentence of that section defines results of operations for oil-and gas-producing activities as revenues less production (lifting) costs and goes on to specify other costs that should be included. If general and administrative costs are determined to be operating costs of oil- and gas-producing activities, please tell us how these costs would be classified within that definition other than as production (lifting) costs.

Response

We have no supplemental information to add to the response in our February 14, 2014 letter.

SEC Comment

4.	The definition of production costs in Rule 4-10(a)(20) of Regulation S-X is almost identical to the definition of production costs in FASB ASC 932-360-25-15, and that the limitation on capitalized costs in Rule 4-10(c)(4)(i)(A) of Regulation S-X and required disclosures applicable to the standardized measure in FASB ASC 932-235-50-31(b) both refer to estimated future expenditures “to be incurred in developing and producing the proved oil and gas reserves.” Please tell us your authoritative basis for including certain general and administrative costs determined to be operating costs in the results of operations of oil- and gas-producing activities and in the standardized measure of discounted future net cash flows, but not in the determination of the limitation on capitalized costs.

Response

We have no supplemental information to add to the response in our February 14, 2014 letter.

* * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers
Jeremy D. Humphers
Vice President, Accounting

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